PRESS RELEASE

CAPITAL REALTY INVESTORS - IV LIMITED PARTNERSHIP
(“CRI-IV”)

CRI-IV RECOMMENDS THAT LIMITED PARTNERS REJECT TENDER OFFER BY MACKENZIE PATTERSON FULLER, LP

Rockville, MD, March 31, 2011 – C.R.I., Inc. (“CRI”), as Managing General Partner of CRI-IV, advises Limited Partners of CRI-IV to reject the tender offer of $35 per unit, less certain reductions to that purchase price (including "transfer fees" of $100 per selling investor which is charged by CRI-IV), made by MacKenzie Patterson Fuller, LP, because CRI views the offer price as inadequate.  CRI's recommendation relates to a "mini" tender offer initiated by MacKenzie Patterson Fuller, LP on or about March 21, 2011 for up to 2.8% of the outstanding units of Limited Partner Interest in CRI-IV, including those already owned by the offeror and its affiliates.  MacKenzie Patterson Fuller, LP is not affiliated with CRI-IV or CRI.

As of February 28, 2011, CRI-IV held approximately $4,188,788 in cash and cash equivalents.  Dividing the cash among the 73,337 outstanding units of Limited Partner interest in CRI-IV results in a current cash value of approximately $57.12 per unit, which is more than MacKenzie Patterson Fuller, LP's tender offer price.  While CRI-IV expects that it will incur expenses in connection with the future disposition of the remaining assets and the management of the partnership, and while there can be no assurances as to when future dispositions of its remaining funds will occur or what additional net proceeds, if any, will be available for distribution to unit holders, CRI-IV currently expects future cash distributions to its unit holders will exceed the price offered by MacKenzie Patterson Fuller, LP. In sum, CRI-IV is of the view that unit holders will more likely realize superior economic results by retaining their units than by selling them in response to the MacKenzie Patterson Fuller, LP offer.  However, each unit holder may wish to consult with his, her or its individual tax advisor about the tax consequences of selling or retaining his, her or its units.

Forward Looking Statement:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. CRI-IV undertakes no obligation to update publicly any forward-looking statement contained herein to reflect any change in CRI's expectations with regard thereto or change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events or otherwise.  Forward-looking statements in this press release should be evaluated together with the many uncertainties that affect CRI-IV's business, particularly those mentioned in the CRI-IV’s Form 10-K for the year ended December 31, 2009, and its periodic reports on Form 10-Q and Form 8-K, which CRI-IV incorporates by reference.

    Contact:             Margaret Eck
Vice President
(301) 468-9200